YUKON-NEVADA GOLD CORP. CLOSES
TWO PRIVATE PLACEMENTS

Vancouver, BC – February 27, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company has closed two non-brokered private placement as follows:

1.	17,333,333 units ("Unit 1") at a price of $0.06 per Unit 1 to net the treasury an aggregate of $1,040,000. A finder’s fee was paid in respect of a portion of the private placement.

Each Unit 1 consists of one common share (a “Share”) and one Share purchase warrant (the “Warrant”). The Warrant can be exercised to purchase one additional Share (the “Warrant Share”) at a price of $0.08 within 24 months of closing of the private placement.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to “hold period” of four months plus one day expiring on June 26, 2009.

2.	10,000,000 units ("Unit 2") at a price of $0.05 per Unit 2 to net the treasury an aggregate of $500,000. A finder’s fee was paid in respect of the private placement.

Each Unit 2 consists of one common share (a “Share”) and two series of Share purchase warrants. The first warrant (the “Series ”A” Warrant”) can be exercised to purchase one additional Share (the ““A” Warrant Share”) at a price of $0.07 per share within 12 months of closing of the private placement and the second warrant (the “Series “B” Warrant”) can be exercised to purchase one additional Share (the ““B” Warrant Share”)at a price of $0.09 per share within 18 months of closing of the private placement.

In accordance with securities legislation currently in effect, the Shares, the “A” Warrants, the “B” Warrants, the “A” Warrant Shares and the “B” Warrant Shares will be subject to “hold period” of four months plus one day expiring on June 25, 2009.

The proceeds from this private placement will finance the operations at the Jerritt Canyon property during the mill pre-start up phase as well as partially fund the necessary capital improvements required to the mill facility.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.